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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-28600

A.	Full title of the Plan: CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
CCC INFORMATION SERVICES GROUP INC. World Trade Center Chicago 444 Merchandise Mart Chicago, Illinois 60654-1005

REQUIRED INFORMATION

Financial Statements:
1.	Statements of Net Assets Available for Plan Benefits, at December 31, 2001 and 2000
2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001
3.	Supplemental Schedule—Schedule of Assets (Held at End of Year)
Exhibit:
Exhibit 23 Consent of PricewaterhouseCoopers LLP

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Report on Audits of Financial Statements
and Supplemental Schedule

At December 31, 2001 and 2000 and for the
Year Ended December 31, 2001

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Index to Financial Statements and Supplementary Information

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits at December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001	3
Notes to Financial Statements	4-7
Supplementary Information:
Supplemental Schedule—Schedule of Assets (Held at End of Year)	8
Exhibit 23—Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of the
CCC Information Services Inc.
401(k) Retirement Savings and Investment Plan

        In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the CCC Information Services Inc. 401(k) Retirement Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
June 28, 2002

1

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value:
Shares of registered investment companies	$21,488,755	$22,777,744
CCC Information Services Group Inc. Common Stock	370,700	314,468
Participant notes receivable	699,130	583,286

Total investments	22,558,585	23,675,498

Receivables:
Participant contributions	86,966	256,269
Employer contributions	145,464	80,094

Total receivables	232,430	336,363

Net assets available for plan benefits	$22,791,015	$24,011,861

The accompanying notes are an integral part of these financial statements.

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions:
Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	$(3,490,077)
Interest on participant notes receivable	38,866
Interest and dividends	372,104

Total investment loss	(3,079,107)

Contributions:
Participant	3,604,208
Employer	1,151,472

Total contributions	4,755,680

Total additions	1,676,573

Deductions:
Distributions to participants	(2,718,155)
Asset transfer from the Plan	(171,482)
Administrative expenses	(7,782)

Total deductions	(2,897,419)

Decrease in net assets	(1,220,846)
Net assets available for plan benefits:
Beginning of year	24,011,861

End of year	$22,791,015

The accompanying notes are an integral part of these financial statements.

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Notes to Financial Statements

1.    Description of the Plan

  General

        The CCC Information Services Inc. ("the Company") 401(k) Retirement Savings & Investment Plan ("the Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  Trustee

        The Company has appointed an officer of the Company as Trustee for the Plan.

  Third Party Administrator and Custodian

        MFS Retirement Services, Inc. and Reliance Trust Company each perform certain third party administrator duties.

  Participation and Vesting

        All employees of the Company who are not members of a collective bargaining unit are eligible to participate if they are at least 21 years of age and are regularly scheduled to work more than 20 hours per week. Employees of the Company who are 21 years of age and are regularly scheduled to work 20 hours per week or less shall be eligible in the period for which the employee completes 1,000 hours of service. Participation may begin on the first day of each month. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting of the remainder of the participants' accounts, which consists of matching Company contributions, is based on continuous years of service. A participant vests one-third for each calendar year of service, as determined every January 1 based on the participant's years of service at that time, and is 100 percent vested after three years of service. In 2001, employer contributions were reduced by $44,650 from forfeited non-vested accounts.

  Contributions

        Plan participants may contribute ("Participant Contributions") an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. Participant Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income taxes, and/or after-tax earnings, at each Participant's election. All Participant Contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. For the Plan years 2001 and 2000, the IRC limit on before-tax contributions was $10,500.

        The Company makes contributions ("Matching Contributions") equal to 50% of Participant Contributions, up to a maximum of 3% of the participant's eligible compensation. However, if the Participant annual compensation is $33,400 or less, then the Matching Contribution will be 50% of Participant Contributions up to a total of $1,000 in Matching Contributions. Matching Contributions begin the next month after the Participant's six month anniversary date.

        To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits eligible compensation for purposes of determining Participant and Matching Contributions (collectively, "Contributions") to $170,000 for each of the Plan years ended December 31, 2001 and 2000.

        All contributions are subject to limitations imposed by the IRC and ERISA.

  Risks and Uncertainties

        The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available For Plan Benefits and the Statement of Changes in Net Assets Available For Plan Benefits.

  Participant Notes Receivable

        The Plan provides for loans to participants in hardship situations, for the purchases of their primary residence and for payment of post-secondary education tuition. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds. Principal and interest is paid ratably through monthly payroll deductions. At December 31, 2001, interest rates on participant loans range from 5.75% to 10.5%.

        The total number of participants with outstanding loans at December 31, 2001 and 2000 was 147 and 129, respectively.

  Investment Options

        The Plan allows Participants to allocate their contributions to various investment options available under the Plan. These elections must be made in 1% increments. Participants are allowed to reallocate their entire account balances in multiples of 1% among the Plan's investment options.

2.    Significant Accounting Policies

  Withdrawals

        The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70 1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (GAAP).

  Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

  Investment Valuation and Income

        The Plan's investments are stated at fair value. Shares of registered investment companies, as well as the Company stock are valued at quoted market prices. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The net appreciation or depreciation in the fair value of the Plan's investments, as applicable, consists of realized and unrealized appreciation and depreciation for the specified period. Net unrealized appreciation or deprecation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investments. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions.

  Payment of Benefits

        Benefits are recorded when paid. Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Retired and terminated Participants who have an account balance in excess of $3,500 may elect various forms of deferred distribution.

  Expenses of the Plan

        The Company has paid expenses incurred by the Plan in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan. Fees paid by the Plan for investment management services were $7,782 for the year ended December 31, 2001.

  Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

3.    Investments

        The investments reflected in the statement of Net Assets Available for Plan Benefits represent the total assets in the Trust at December 31, 2001 and 2000. The following tables present investments that represent 5 percent or more of the Plan's net assets, at fair value, at December 31:

	2001	2000
Massachusetts Investors Trust	$4,024,331	$4,792,268
MFS New Discovery Fund	3,827,452	3,992,079
Massachusetts Investors Growth Stock Fund	2,850,316	3,752,393
MFS Capital Opportunities Fund	2,044,210	2,687,710
MFS Total Return Fund	2,549,620	2,354,478
MFS Strategic Growth Fund	1,172,978	1,487,870
American Funds Europacific Growth Fund	1,230,220	1,282,525
MFS Institutional Fixed Fund	1,773,283	1,263,858
MFS Bond Fund	1,178,690	750,659

4.    Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 20, 1997, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan amendments do not alter the tax status of the Plan and the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.    Related Party Transactions

        Certain Plan investments are shares of mutual funds managed by MFS Investment Management, of which the plan administrator, MFS Retirement Services, Inc. is a subsidiary. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services were nominal for the year-ended December 31, 2001.

6.    Asset Transfer From the Plan

        On August 20, 2001 $171,482 in assets were transferred from the Plan in accordance with the Company's sale of a subsidiary and the spin-off of 35 participants employed at that subsidiary into an unaffiliated 401(k) Plan.

7.    Employer Contributions Receivable

        The Plan administrator has identified system calculation errors which resulted in under-funded Contributions. The Company's related funding necessary to make each participant whole in correcting these errors is $116,080, which is included in employer contributions receivable at December 31, 2001. The Company expects to file for approval of this self-correction with the IRS. The Plan Administrator and the Plan's legal counsel believe that this correction is appropriate.

CCC Information Services Inc.
(A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)
401(k) Retirement Savings and Investment Plan

Schedule of Assets (Held At End of Year)
December 31, 2001

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments	Price/ NAV	Description of Investments
*	Massachusetts Investment Trust	Mutual Fund	16.58	$4,024,331
*	MFS New Discovery Fund	Mutual Fund	17.19	3,827,452
*	Massachusetts Investors Growth Stock	Mutual Fund	12.89	2,850,316
*	MFS Capital Opportunities Fund	Mutual Fund	13.43	2,044,210
*	MFS Total Return Fund	Mutual Fund	14.48	2,549,620
*	MFS Strategic Growth Fund	Mutual Fund	19.97	1,172,978
	American Funds Europacific Growth Fund	Mutual Fund	26.87	1,230,220
*	MFS Institutional Fixed Fund	Common/Collective Trusts	1.00	1,773,283
*	MFS Bond Fund	Mutual Fund	12.39	1,178,690
*	Plan Participants/Loan Fund	Participant Loans	1.00	699,130
*	CCC Information Services Group Inc.	Common Stock	6.19	370,700
	Kemper Dremen High Return Equity Fund	Mutual Fund	36.91	677,370
*	MFS Research Fund	Mutual Fund	18.80	160,285

	Total			$22,558,585

*
Denotes party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2002	CCC Information Services Group Inc.
	By:	/s/ OLIVER G. PRINCE, JR.
	Name:	Oliver G. Prince, Jr.
	Title:	Senior Vice President Human Resources

QuickLinks

Report of Independent Accountants
  Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000
  Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2001
  Notes to Financial Statements
  Schedule of Assets (Held At End of Year) December 31, 2001
SIGNATURES